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April 8, 2016

BY EDGAR AND COURIER

Ms. Sonia Gupta Barros

Ms. Sara von Althann

Mr. Mark Rakip

Mr. Eric McPhee

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	MedEquities Realty Trust, Inc.
Amendment No. 1 to Registration Statement on Form S-11
Filed December 18, 2015
File No. 333-206490

Dear Ms. Barros and Ms. von Althann and Messrs. Rakip and McPhee:

This letter is submitted on behalf of MedEquities Realty Trust, Inc. (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated January 15, 2016 (the “Comment Letter”) with respect to the Company’s Amendment No. 1 to the Registration Statement on Form S-11, which was filed on December 18, 2015 (“Amendment No. 1”). The Company is concurrently filing via EDGAR today Amendment No. 2 to the Registration Statement on Form S-11 (“Amendment No. 2”), which includes changes to Amendment No. 1 in response to the Staff’s comments, as well as other changes. We have enclosed with this letter a marked copy of Amendment No. 2, which reflects all changes to Amendment No. 1.

For your convenience, the Staff’s comments set forth in the Comment Letter have been reproduced in bold and italics herein with responses immediately following the comments. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to Amendment No. 1, and page references in the responses below refer to Amendment No. 2.

Distribution Policy, page 62

1.	We note your response to prior comment 2 and added disclosure. Given your response to prior comment 4 and additional disclosure herein as well as within your contractual obligations table indicating you expect to pay the $10 million earn-out for Kearny Mesa, please amend to include the portion of the $10 million earn-out payable within the next 12 months in calculating your estimated cash available for distribution.

Response to Comment No. 1

In response to the Staff’s comment, the Company has added disclosure on page 65 to include the portion of the $10 million earn-out expected to be paid within the next 12 months.

Management

Executive Compensation, page 141

2.	Please update your executive compensation disclosure pursuant to Item 402 of Regulation S-K for the year ended December 31, 2015. Refer to Compliance and Disclosure Interpretations, Regulation S-K, Question 117.05.

Response to Comment No. 2

In response to the Staff’s comment, the Company has added disclosure on pages 139 and 140 to provide the executive compensation disclosure required pursuant to Item 402 of Regulation S-K for the year ended December 31, 2015.

Consolidated Statement of Operations, page F-13

3.	Please amend to provide the unaudited financial statements for the comparable interim period of the preceding fiscal year (i.e., for the period from April 23, 2014 (inception) through September 30, 2014). Also provide such comparative financial statements for your consolidated statements of cash flows. Refer to Rule 10-01(c) of Regulation S-X.

Response to Comment No. 3

The Company acknowledges the Staff’s comment and respectfully advises the Staff that Amendment No. 2 does not include financial statements for any interim periods. However, the Company has provided its audited consolidated financial statements as of December 31, 2015 and 2014 and for the year ended December 31, 2015 and the period from April 23, 2014 (inception) to December 31, 2014. In any future filings that are required to include financial statements for interim periods, the Company will include the comparable interim period of the preceding fiscal year in accordance with Rule 10-01(c) of Regulation S-X.

The Company respectfully believes that the proposed modifications to Amendment No. 1 made in Amendment No. 2, and the supplemental information contained herein, are responsive to the Staff’s comments. If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at (202) 887-1554.

Sincerely,

/s/ David P. Slotkin

David P. Slotkin

cc:	John W. McRoberts

William C. Harlan

Jeffery C. Walraven

    MedEquities Realty Trust, Inc.

Jay L. Bernstein

Jacob A. Farquharson

    Clifford Chance US LLP

Andrew P. Campbell

    Morrison & Foerster LLP

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